

Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the Periods Ended June 30, 2006 and 2005
(in millions)

| | Second Quarter | | | | First Half | | | |
| | 2006 | | 2005 | | 2006 | | 2005 | |
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
				(Unaudited)				
Financing revenue								
Operating leases	$ 1,370	$ 1,370	$ 1,339	$ 1,339	$ 2,700	$ 2,700	$ 2,697	$ 2,679
Retail	925	925	1,012	993	1,832	1,832	2,082	2,070
Interest supplements and other support costs earned from affiliated companies	806	806	795	795	1,582	1,582	1,638	1,638
Wholesale	642	642	276	276	1,241	1,241	527	527
Other	56	56	55	55	110	110	111	111
Total financing revenue	3,799	3,799	3,477	3,458	7,465	7,465	7,055	7,025
Depreciation on vehicles subject to operating leases	(1,264)	(1,264)	(1,095)	(1,095)	(2,445)	(2,445)	(2,172)	(2,172)
Interest expense	(1,826)	(1,907)	(1,386)	(1,586)	(3,503)	(3,700)	(2,812)	(3,259)
Net financing margin	709	628	996	777	1,517	1,320	2,071	1,594
Other revenue								
Investment and other income related to sales of receivables (Note 5)	190	190	443	439	400	373	888	897
Insurance premiums earned, net	51	51	52	52	102	102	104	104
Other income	264	113	143	761	501	135	313	606
Total financing margin and other revenue	1,214	982	1,634	2,029	2,520	1,930	3,376	3,201
Expenses								
Operating expenses	490	490	522	522	1,009	1,009	1,050	1,050
Provision for credit losses (Note 4)	4	(7)	(111)	(111)	(2)	(2)	6	6
Insurance expenses	64	64	61	61	106	106	97	97
Total expenses	558	547	472	472	1,113	1,113	1,153	1,153
Income from continuing operations before income taxes	656	435	1,162	1,557	1,407	817	2,223	2,048
Provision for income taxes	215	131	426	574	487	265	813	748
Income from continuing operations before minority interests	441	304	736	983	920	552	1,410	1,300
Minority interests in net income of subsidiaries	-	-	-	-	-	-	1	1
Income from continuing operations	441	304	736	983	920	552	1,409	1,299
Income from discontinued operations	-	-	-	-	-	-	37	37
Gain on disposal of discontinued operations	-	-	4	4	-	-	4	4
Net income	$ 441	$ 304	$ 740	$ 987	$ 920	$ 552	$ 1,450	$ 1,340


FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	June 30, 2006 (Unaudited)		December 31, 2005	
	Previously Reported	Restated	Previously Reported	Restated
ASSETS				
Cash and cash equivalents	$ 13,010	$ 13,010	$ 14,798	$ 14,798
Marketable securities	3,712	3,712	3,810	3,810
Finance receivables, net (Note 2)	110,847	110,847	109,876	109,876
Net investment in operating leases (Note 3)	25,345	25,345	22,213	22,213
Retained interest in securitized assets (Note 5)	1,150	1,150	1,420	1,420
Notes and accounts receivable from affiliated companies	830	830	1,235	1,235
Derivative financial instruments (Note 9)	1,564	1,564	2,547	2,547
Other assets	5,808	5,808	6,256	6,363
Total assets	$ 162,266	$ 162,266	$ 162,155	$ 162,262
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Accounts payable				
Customer deposits, dealer reserves and other	$ 1,869	$ 1,869	$ 1,890	$ 1,904
Affiliated companies	1,052	1,052	794	794
Total accounts payable	2,921	2,921	2,684	2,698
Debt (Note 7)	133,717	133,241	134,500	133,446
Deferred income taxes	8,826	9,001	8,772	9,276
Derivative financial instruments (Note 9)	882	882	680	680
Other liabilities and deferred income	4,560	4,560	4,781	4,755
Total liabilities	150,906	150,605	151,417	150,855
Minority interests in net assets of subsidiaries	3	3	3	3
Stockholder's equity				
Capital stock, par value $100 a share, 250,000 shares authorized, issued and outstanding	25	25	25	25
Paid-in surplus (contributions by stockholder)	5,117	5,117	5,117	5,117
Accumulated other comprehensive income	737	743	385	391
Retained earnings (Note 8)	5,478	5,773	5,208	5,871
Total stockholder's equity	11,357	11,658	10,735	11,404
Total liabilities and stockholder's equity	$ 162,266	$ 162,266	$ 162,155	$ 162,262



Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Periods Ended June 30, 2006 and 2005
(in millions)

	First Half		
	Previously Reported 2006	Restated 2006	Restated 2005
Cash flows from operating activities of continuing operations	(Unaudited)		
Net income	$ 920	$ 552	$ 1,340
(Income)/loss related to discontinued operations	-	-	(41)
Provision for credit losses	(2)	(2)	6
Depreciation and amortization	2,582	2,583	2,460
Net (gain) on sales of finance receivables	(54)	(54)	(35)
Increase/(decrease) in deferred income taxes	32	(190)	582
Net change in other assets	1,023	371	226
Net change in other liabilities	827	782	(1,481)
Net (purchases)/sales of held for sale wholesale receivables	-	-	(357)
All other operating activities	107	670	214
Net cash provided by operating activities	5,435	4,712	2,914
Cash flows from investing activities of continuing operations			
Purchase of finance receivables (other than wholesale)	(20,936)	(20,944)	(22,040)
Collection of finance receivables (other than wholesale)	17,240	17,247	19,845
Purchase of operating lease vehicles	(8,570)	(8,562)	(7,225)
Liquidation of operating lease vehicles	3,320	3,313	4,627
Net change in wholesale receivables	668	668	330
Net change in retained interest in securitized assets	374	374	861
Net change in notes receivable from affiliated companies	226	226	327
Proceeds from sales of receivables	2,947	2,947	16,158
Purchases of marketable securities	(8,692)	(8,692)	(895)
Proceeds from sales and maturities of marketable securities	8,947	8,947	251
Proceeds from sale of business	-	-	2,040
Net change in derivatives	-	708	1,080
Transfer of cash balances upon disposition of discontinued operations	-	-	(5)
All other investing activities	(15)	(15)	4
Net cash (used in)/provided by investing activities	(4,491)	(3,783)	15,358
Cash flows from financing activities of continuing operations			
Proceeds from issuance of long-term debt	23,565	23,565	13,150
Principal payments on long-term debt	(25,880)	(25,880)	(19,540)
Change in short-term debt, net	72	87	(4,711)
Cash dividends paid	(650)	(650)	(1,450)
All other financing activities	(68)	(68)	(47)
Net cash used in financing activities	(2,961)	(2,946)	(12,598)
Effect of exchange rate changes on cash and cash equivalents	229	229	(422)
Total cash flows from continuing operations	(1,788)	(1,788)	5,252



Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
For the Periods Ended June 30, 2006 and 2005
(in millions)

	First Half		
	Previously Reported 2006	**Restated 2006**	**Restated 2005**
		(Unaudited)	
Cash flows from discontinued operations			
Cash flows from discontinued operations provided by operating activities	-	-	71
Cash flows from discontinued operations used in investing activities	-	-	(66)
Net (decrease)/increase in cash and cash equivalents	$ (1,788)	$ (1,788)	$ 5,257
Cash and cash equivalents, beginning of period	$ 14,798	$ 14,798	$ 12,668
Cash and cash equivalents of discontinued operations, beginning of period	-	-	-
Change in cash and cash equivalents	(1,788)	(1,788)	5,257
Less: cash and cash equivalents of discontinued operations, end of period	-	-	-
Cash and cash equivalents, end of period	$ 13,010	$ 13,010	$ 17,925





Ford Motor Credit Company

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XBRL report	fmcc-20061117.xml	📎
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